UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58

                     For the quarter ended December 31, 2002







                               KEYSPAN CORPORATION
                              --------------------
                      (Name of registered holding company)

              175 East Old Country Road, Hicksville, New York 11801
                 One MetroTech Center, Brooklyn, New York 11201
                    (Address of principal executive offices)

Inquiries concerning this Form U-9C-3 should be directed to:

Alfred C. Bereche
Assistant General Counsel
KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201
(718) 403-2179

ITEM 1 - ORGANIZATION CHART

Name                           Energy or                                     State               Percentage
of Reporting                   Gas Related          Date of                    of                 of Voting
Company                         Company           Organization            Organization          Securities Held
-------                         -------           ------------            ------------          ---------------
KeySpan Corporation            (1)

KeySpan Energy
Corporation                    (2)

KeySpan Energy
Development
Corporation                    (3)

KeySpan Islander
East Pipeline, LLC             (4)

Islander East Pipeline
Company, LLC                   (5) Gas              November 15, 2000        Delaware                50%


Nature of Business:
-------------------

(1) KeySpan Corporation holds directly all of the outstanding securities in KeySpan Energy Corporation.

(2) KeySpan Energy Corporation holds directly all of the outstanding securities in KeySpan Energy Development Corporation.

(3) KeySpan Energy Development Corporation holds directly all of the outstanding securities in KeySpan Islander East Pipeline, LLC.

(4) KeySpan Islander East Pipeline, LLC holds directly 50% of the membership interests in Islander East Pipeline Company, LLC.

(5) Islander East Pipeline Company, LLC owns and operates an interstate natural gas pipeline that will transport natural gas to growing markets in Connecticut and New York.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company                                    Company                                             Amount
Contributing                              Receiving                                           of Capital
Capital                                   Capital                                            Contribution
-------                                   -------                                            ------------
KeySpan Islander East                     Islander East
Pipeline, LLC                             Pipeline Company, LLC                              $ -0- (for the quarter)


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies
Reporting                 Associate
Company                   Company                  Types of           Direct          Indirect            Cost                Total
Rendering                 Receiving                Services           Costs           Costs               of                  Amount
Services                  Services                 Rendered           Charged         Charged             Capital             Billed
--------                  --------                 --------           -------         -------             -------             ------
None.

Part II - Transactions performed by associate companies on behalf of reporting companies

Associate              Reporting
Company                Company                 Types of             Direct           Indirect         Cost                Total
Rendering              Receiving               Services             Costs            Costs            of                  Amount
Services               Services                Rendered             Charged          Charged          Capital             Billed
--------               --------                --------             -------          -------          -------             ------
None.



ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:

Total consolidated capitalization as of December 31, 2002               $  8,252,522,000                                    Line 1

Total capitalization multiplied by 15%
 (Line 1 multiplied by 0.15)                                            $  1,237,878,300                                    Line 2

Greater of $50 million or Line 2                                                                  $ 1,237,878,300           Line 3

Total current aggregate investment:
 (Categorized by major line of energy-related business)
           Energy-related business category 1                           $     23,652,100
           Energy-related business category 2                           $      7,443,886
           Energy-related business category 3                           $      4,500,000
           Energy-related business category 4                           $    172,023,695
                     Total current aggregate investment                                           $   207,619,681           Line 4
                                                                                                   -------------

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
 (Line 3 less Line 4)                                                                             $ 1,030,258,619           Line 5


Investments in gas-related companies:

Total current aggregate investment:
(categorized by major line of gas-related business)
     Islander East Pipeline Company, LLC                                $         12,144

Total current aggregate investment                                                                $        12,144
                                                                                                   --------------


ITEM 5 - OTHER INVESTMENTS

Major Line                     Other                          Other
of Energy-Related              Investment in Last             Investment in this             Reason for Difference in
Business                       U-9C-3 Report                  U-9C-3 Report                  Other Investment
--------                       -------------                  -------------                  ----------------
None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.        Financial Statements

          Keyspan Islander East Balance Sheet for the quarter ended December 31, 2002

B.        Exhibits

          1.   None

          2.   Certificate   of  filing  with  the  New  York   Public   Service
               Commission; Certificate of filing with the Massachusetts Department of Telecommunications and Energy and the New Hampshire Public Utilities Commission.






                                    Signature

     Pursuant to the requirements of the Public Utilities Holding Company Act of 1935, KeySpan Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


KEYSPAN CORPORATION


By: /s/John J. Bishar, Jr.
    ----------------------
    John J. Bishar, Jr.
    Senior Vice President
    and General Counsel

                              KeySpan Islander East
                                  Balance Sheet
                                December 31, 2002
                            (In Thousands of Dollars)

                                                 December 31,2002
                                               ------------------

ASSETS

Current Assets
          Cash and temporary cash investments   $           -
          Customer accounts receivable
          Allowance for uncollectible accounts
          Gas in Storage, at average cost
          Material and supplies, at average cost
          Other

                                               ---------------
                                                            -
                                               ---------------

Assets held for disposal
Equity Investments & Other                             12,144
                                               ---------------

Property
          Gas
          Electric
          Other
          Accumulated depreciation
          Gas exploration and production, at cost
          Accumulated depletion
                                               ---------------
                                                            -
                                               ---------------

Deferred Charges
          Regulatory assets
          Goodwill, net of amortizations
          Intangible, net of amortizations
          Other
                                               ---------------
                                                            -
                                               ---------------
                                               ---------------
Total Assets                          $                12,144
                                               ===============

LIABILITIES AND CAPITALIZATION

Current Liabilities
          Current Redemption of Long-term debt
          Accounts payable and accrued expenses
          Commercial paper
          Dividends payable
          Taxes accrued
          Customer deposits
          Interest accrued
                                               ---------------
                                       $                    -
                                               ---------------

Deferred Credits and Other Liabilities
          Regulatory liabilities
          Deferred income tax
          Postretirement benefits and other reserves
          Other
                                               ---------------
                                                            -
                                               ---------------

Capitalization
          Common stock                                 12,144
          Retained earnings
          Other comprehensive income
          Treasury stock purchased
                                               ---------------
               Total common equity                     12,144
          Preferred stock
          Long-term debt
                                               ---------------
Total Capitalization                                   12,144
                                               ---------------

Minority Interest in Subsidiary Company                     -
                                               ---------------
Total Liabilities and Capitalization  $                12,144
                                               ===============

                               KEYSPAN CORPORATION

                                  Certificate

                 The undersigned, Alfred C. Bereche, hereby certifies that he is Assistant General Counsel, the Office of General Counsel, of KeySpan Corporation, a New York corporation (the "Company"), and hereby further certifies on behalf of the Company, as follows:

(a) A copy of the report on Form U-9C-3 for the quarter ended December 31, 2002 has been submitted to the following interested state commissions:

                New York Public Service Commission
                State of New York
                Three Empire State Plaza
                Albany, New York 12223

                Massachusetts Department of Telecommunications and Energy One South Station
                Boston, Massachusetts 02110

                New Hampshire Public Utilities Commission
                8 Old Suncook Road
                Concord, New Hampshire 03301


                IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 1st day of April, 2003.

                                                /s/Alfred C. Bereche
                                                -----------------------------
                                                Alfred C. Bereche
                                                Assistant General Counsel
                                                Office of the General Counsel